Filed Pursuant to Rule 433
Registration No. 333-158385
September 7, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Product Supplement dated April 9, 2009)

HSBC USA Inc.
Notes Linked to the
Common Stock of Apple Inc.

▸ Linked to the Common Stock of Apple Inc. as the Reference Asset due March 12, 2012

▸ 6-month term

▸ Quarterly Coupon Payments of 2.5625% (equivalent to 10.25% per annum)

▸ Contingent return of principal at maturity, subject to the credit risk of HSBC USA Inc.

▸ Potential physical delivery of shares if the Reference Asset depreciates

The Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page PS-3 of the accompanying product supplement and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes, which may consist of selling concessions of up to 1.50%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

HSBC USA Inc.

Notes Linked to the Common Stock of Apple Inc.

Indicative Terms*

Principal Amount:	$1,000 per Note
Term:	6 months
Reference Asset:	The common stock of Apple Inc. ("AAPL")
Quarterly Coupon Rate:	2.5625% (equivalent to 10.25% per annum)
Coupon Payment Dates:	December 12, 2011 and March 12, 2012 (the Maturity Date)**
Trigger Level:	75.00% of the Initial Share Price.
Trigger Event:	A Trigger Event occurs if the Reported Price of the Reference Asset is below the Trigger Level on any scheduled trading day during the Observation Period.
Payment at Maturity per Note:	■ If a Trigger Event does not occur, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount. ■ If a Trigger Event occurs and the Final Share Price is equal to or greater than the Initial Share Price, a cash payment (in addition to any to any accrued and unpaid interest) equal to 100% of the Principal Amount. ■ If a Trigger Event occurs and the Final Share Price is less than the Initial Share Price, you will receive the Physical Delivery Amount (in addition to any to any accrued and unpaid interest).[†] *If a Trigger Event occurs and the Final Share Price is below the Initial Share Price, the Physical Delivery Amount you will receive will be worth less than your principal and may have no value at all.*
Initial Share Price:	See page FWP-3
Final Share Price:	See page FWP-3
Reported Price:	See page FWP-4
Physical Delivery Amount:	See page FWP-4
Observation Period:	See page FWP-3
Trade Date:	September 7, 2011
Pricing Date:	September 7, 2011
Original Issue Date:	September 12, 2011
Final Valuation Date:	March 7, 2012**
Maturity Date:	March 12, 2012**

* As more fully described beginning on page FWP-3.
**Subject to postponement as described under "Business Day" and "Maturity Date and Final Valuation Date" in the accompanying product supplement.
[†] Subject to adjustments in the case of certain corporate events as described in the accompanying product supplement. We may at our sole option elect to pay investors in cash in lieu of the Physical Delivery Amount as described in the accompanying product supplement.

The Notes

For investors who believe the value of the Reference Asset will remain flat or not decline below the Trigger Level and who seek quarterly coupon payments, regardless of the performance of the Reference Asset.

If a Trigger Event does not occur, you will receive the Principal Amount of your Notes at maturity (in addition to any Coupon Payment).

If a Trigger Event occurs and the Final Share Price is less than the Initial Share Price, you will receive the Physical Delivery Amount at maturity, which may be worth significantly less than the Principal Amount and may have no value at all.

The offering period for the Notes is through **September 7, 2011**



HSBC USA Inc.
Notes Linked to the Common Stock of Apple Inc.



The Notes offered hereby will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **If a Trigger Event occurs, you may lose up to 100% of your initial investment.**

This free writing prospectus relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security linked to the Common Stock of Apple Inc. as described below. Although the offering relates to the common stock of Apple Inc., you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the common stock Apple Inc. or as to the suitability of an investment in the related Notes. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Reference Asset:	The common stock of Apple Inc. (the NASDAQ Global Select Market: AAPL)
Trade Date:	September 7, 2011
Pricing Date:	September 7, 2011
Original Issue Date:	September 12, 2011
Quarterly Coupon Rate:	2.5625% (equivalent to 10.25% per annum).
Coupon Payment Dates:	December 12, 2011 and March 12, 2012 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Business Day" and "Maturity Date and Final Valuation Date" in the accompanying product supplement
Trigger Event:	A Trigger Event occurs if the Reported Price of the Reference Asset is below the Trigger Level on any scheduled trading day during the Observation Period.
Trigger Level:	The Trigger Level will be a price equal to 75.00% of the Initial Share Price.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Final Valuation Date:	March 7, 2012. The Final Valuation Date is subject to adjustment in the event of a Market Disruption Event as described in the accompanying product supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be March 12, 2012. The Maturity Date is subject to adjustment in the event of a Market Disruption Event as described in the accompanying product supplement.
Payment at Maturity:	▸ If a Trigger Event does not occur, a cash payment (in addition to any to any accrued and unpaid interest) equal to 100% of the Principal Amount.
	▸ If a Trigger Event occurs and the Final Share Price is equal to or greater than the Initial Share Price, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.
	▸ If a Trigger Event occurs and the Final Share Price is less than the Initial Share Price, you will receive the Physical Delivery Amount (in addition to any accrued and unpaid interest), subject to adjustments in the case of certain corporate events as described in the accompanying product supplement.
	If a Trigger Event occurs and the Final Share Price is below the Initial Share Price, the Physical Delivery Amount you will receive will be worth less than your principal and may have no value at all.
Initial Share Price:	The Official Closing Price of the Reference Asset as determined by the calculation agent on the Pricing Date.
Final Share Price:	The Official Closing Price of the Reference Asset as determined by the calculation agent on the Final Valuation Date.

Physical Delivery Amount:	If the Payment at Maturity is in physical shares of the Reference Asset, the number of shares received is referred to as the "Physical Delivery Amount" (with the value of fractional shares to be paid in cash). The Physical Delivery Amount for each $1,000 Principal Amount of Notes will be calculated by the calculation agent by dividing the Principal Amount by the Initial Share Price of the Reference Asset. The Physical Delivery Amount is subject to adjustments in the case of certain corporate events as described in the accompanying product supplement. We may at our sole option elect to pay investors in cash in lieu of the Physical Delivery Amount as described in the accompanying product supplement.
Reported Price:	The Reported Price will be the price of one share of the Reference Asset reported at any time during the regular trading session on the relevant exchange on any scheduled trading day during the term of the Notes. If the Reported Price is not available from the relevant exchange, then the calculation agent will determine the price of the reference asset in a commercially reasonable manner using its estimate of the price for the reference asset.
Official Closing Price:	The Official Closing Price on any scheduled trading day during the term of the Notes will be the official price of one share of the Reference Asset on the relevant exchange as of the close of the regular trading session of the relevant exchange and as reported in the official price determination mechanism of the relevant exchange. If the Reference Asset is not listed or traded as described above for any reason other than a market disruption event, as defined in the accompanying product supplement, then the Official Closing Price for the Reference Asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for one share of the Reference Asset obtained from as many dealers in the Reference Asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.
CUSIP/ISIN:	4042K1NM1 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-3 of the product supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain :

▸ the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019790/v145830_424b2.htm

▸ the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Maturity

▸ If a Trigger Event does not occur, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Share Price is equal to or greater than the Initial Share Price, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Share Price is less than the Initial Share Price, you will receive the Physical Delivery Amount (in addition to any accrued and unpaid interest), subject to adjustments in the case of certain corporate events as described in the accompanying product supplement. We may at our sole option elect to pay investors in cash in lieu of the Physical Delivery Amount as described in the accompanying product supplement.

If a Trigger Event occurs and the Final Share Price is below the Initial Share Price, the Physical Delivery Amount you will receive will be worth less than your principal and may have no value at all.

Coupon Payments

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid the quarterly coupon payment of (a) $1,000 multiplied by (b) 2.5625%. The expected Coupon Payment Dates are December 12, 2011 and March 12, 2012 (which is also the expected Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Business Day" and "Maturity Date and Final Valuation Date" in the accompanying product supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Regular Record Dates for Interest" on page PS-8 in the accompanying product supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Physical Delivery Amount

If the Payment at Maturity is in physical shares of the Reference Asset, the number of shares received is referred to as the "Physical Delivery Amount" (with any fractional shares to be paid in cash). The Physical Delivery Amount for each $1,000 Principal Amount of Notes will be calculated by the calculation agent by dividing the Principal Amount by the Initial Share Price of the Reference Asset. The Physical Delivery Amount is subject to adjustments in the case of certain corporate events as described in the accompanying product supplement. We may at our sole option elect to pay investors in cash in lieu of the Physical Delivery Amount as described in the accompanying product supplement.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You believe the Reference Asset will not decline by 75% or more at any time during the term of the Notes.

- You are willing to make an investment where you will receive shares of the Reference Asset if the Final Share Price is below the Initial Share Price and a Trigger Event has occurred, in which case you may lose the entire Principal Amount of your Notes.

- You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

- You are willing to forgo dividends or other distributions paid to holders of the Reference Asset

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

- You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

The Notes may not be suitable for you if:

- You believe that the Reference Asset will decline by 75% or more at any time during the term of the Notes.

- You are unwilling to make an investment where you will receive shares of the Reference Asset if the Final Share Price is below the Initial Share Price and a Trigger Event has occurred, in which case you may lose the entire Principal Amount of your Notes

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

- You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon payments being offered with respect to your Notes.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid to holders of the Reference Asset.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page PS-3 of the accompanying product supplement and on page S-3 in the accompanying prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and product supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying product supplement and prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

You may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full Principal Amount of the Notes at maturity. HSBC will only pay you the Principal Amount of your Notes in cash if either a Trigger Event does not occur or, if a Trigger Event occurs, if the Final Share Price of the Reference Asset is greater than or equal to the Initial Share Price. If a Trigger Event occurs and the Final Share Price is below the Initial Share Price, HSBC will deliver to you Payment Delivery Amount at maturity for each Note that you own instead of the Principal Amount in cash. If you receive shares of the Reference Asset at maturity, the value of the stock is expected to be significantly less than the Principal Amount of the Notes or may have no value at all.

Your return on the Notes is limited to the Principal Amount plus any accrued coupon regardless of any appreciation in the value of the Reference Asset.

Unless the Final Share Price is below the Trigger Level, for each $1,000 Principal Amount of Notes, you will receive $1,000 at maturity plus any unpaid coupon payment, regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and the principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

There is limited anti-dilution protection.

The calculation agent will adjust the Final Share Price, Reported Price and Physical Delivery Amount for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the Payment at Maturity. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the "Adjustments" section on page PS-11 of the accompanying product supplement.

Single Stock Risk.

The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

As a holder of the Notes, you will not have any ownership interest or rights in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest or rights in the Reference Asset, such as voting rights, dividend payments or other distributions. In addition, the Apple Inc. will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

No affiliation with Apple Inc.

We are not affiliated with Apple Inc. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about Apple Inc. contained in this free writing prospectus. You should make your own investigation into the Reference Asset and Apple Inc. We are not responsible for Apple Inc.'s public disclosure of information, whether contained in SEC filings or otherwise.

The Notes are not insured by any governmental agency of The United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the Reference Asset.

Following certain corporate events relating to the issuer of the Reference Asset where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the stock of a successor to the Reference Asset issuer or any cash or any other assets distributed to holders of the Reference Asset in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section "Specific Terms of the Notes — Merger Event and Tender Offer" beginning on page PS-10 of the accompanying product supplement.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes. If the Reported Price is not available from the relevant exchange, then the calculation agent will determine the price of the Reference Asset in a commercially reasonable manner using its estimate of the price for the Reference Asset. Although the calculation agent will make all determinations and take all actions in relation to the establishment of the respective Reported Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Notes. The calculation agent is under no obligation to consider your interests as a holder of the Notes in taking any actions, including the determination of the Reported Price, that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Share Price. HSBC cannot predict the Final Share Price of the Reference Asset. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. The numbers appearing in the examples below have been rounded for ease of analysis. The following examples and table illustrate the Payment at Maturity per Note on a hypothetical offering of the Notes, based on the following assumptions:

▸   Principal Amount of Notes: $1,000

▸   Trigger Level: 75% of the Initial Share Price

▸   Quarterly Coupon Rate: 2.5625% (equivalent to 10.25% per annum)
▸   Hypothetical Initial Share Price: $374.05 (The actual Initial Share Price will be determined on the
                                                          Pricing Date)

In addition to the Payment at Maturity, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date.

Example 1: A Trigger Event does not occur and the Final Share Price is greater than the Initial Share Price.

Initial Share Price	Lowest Reported Price during the Observation Period	Final Share Price
$374.05	$299.24 (80% of Initial Share Price)	$411.46 (110% of Initial Level)

Since the Reported Price was not below the Trigger Level during the Observation Period, a Trigger Event does not occur.

Therefore, the Payment at Maturity equals **$1,000**.

Additionally, with the total coupon payment of $25.63 over the term of the Notes, the total payment on the Notes is $1,025.63.

Example 2: A Trigger Event does not occur and the Final Share Price is less than the Initial Share Price.

Initial Share Price	Lowest Reported Price during the Observation Period	Final Share Price
$374.05	$299.24 (80% of Initial Share Price)	$336.65 (110% of Initial Level)

Since the Reported Price was not below the Trigger Level during the Observation Period, a Trigger Event does not occur.

Therefore, the Payment at Maturity equals **$1,000**.

Additionally, with the total coupon payment of $25.63 over the term of the Notes, the total payment on the Notes is $1,025.63.

Example 3: A Trigger Event occurs and the Final Share Price is greater than the Initial Share Price

Initial Share Price	Lowest Reported Price during the Observation Period	Final Share Price
$374.05	$261.84 (70% of Initial Share Price)	$392.75 (105% of Initial Share Price)

Since the Reported Price is below the Trigger Level during the Observation Period, a **Trigger Event occurs**. However, because the Final Share Price is greater than the Initial Share Price, the Payment at Maturity equals $1,000.

Therefore, with the total coupon payment of $25.63 over the term of the Notes, the total payment on the Notes is $1,025.63.

Example 4: A Trigger Event occurs and the Final Share Price is less than the Initial Share Price.

Initial Share Price	Lowest Reported Price during the Observation Period	Final Share Price
$374.05	$261.84 (70% of Initial Share Price)	$299.24 (80% of Initial Level)

Since the Reported Price is below the Trigger Level during the Observation Period, a **Trigger Event occurs**. Therefore, the Payment at Maturity will be equal to the Physical Delivery Amount with a value of $800.00 (plus and accrued and unpaid interest).

DESCRIPTION OF THE REFERENCE ASSET

Description of Apple Inc.

Apple Inc. has stated in its filings with the SEC that it designs, manufactures and markets a personal computers, mobile communication and media devices, and portable digital music players, and sells a related software, services, peripherals, networking solutions, and third-party digital content and applications. Information filed by Apple Inc. with the SEC can be located by reference to its SEC file number: 001-10030 or its CIK Code 000320193. We are not responsible for Apple Inc.'s public disclosure of information, whether contained in SEC filings or otherwise.

Historical Performance of Apple Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of Apple Inc. for each quarter in the period from July 3, 2006 through September 2, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of Apple Inc. should not be taken as an indication of future performance of Apple Inc.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$73.38	$55.41	$57.12	September 30, 2009	$188.89	$134.42	$185.37
December 29, 2006	$77.78	$50.35	$77.03	December 31, 2009	$213.94	$180.76	$210.86
March 30, 2007	$93.15	$72.60	$84.84	March 31, 2010	$237.48	$190.26	$234.93
June 29, 2007	$97.80	$81.90	$92.91	June 30, 2010	$279.00	$199.35	$251.53
September 28, 2007	$127.60	$89.60	$122.04	September 30, 2010	$294.73	$235.56	$283.75
December 31, 2007	$155.00	$111.62	$153.54	December 31, 2010	$326.65	$277.77	$322.56
March 31, 2008	$202.96	$150.64	$198.08	March 31, 2011	$364.90	$324.88	$348.45
June 30, 2008	$200.20	$115.44	$143.50	June 30, 2011	$355.00	$310.25	$335.67
September 30, 2008	$192.24	$144.54	$167.44	September 2, 2011*	$404.49	$332.84	$374.05
December 31, 2008	$180.91	$100.61	$113.66				
March 31, 2009	$116.40	$79.16	$85.35				
June 30, 2009	$109.90	$78.20	$105.12				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 2, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the monthly performance of the Reference Asset from September 6, 2006 through September 2, 2011, based on information from Bloomberg Professional® service. The market price of the Reference Asset on September 2, 2011 was $374.05. *Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.*



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the prorated coupon per annum. In such a case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining whether the Final Share Price. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to three scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date. If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.

For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of 1.50%, or $15.00, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 1.50%, or $15.00.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated for U.S. federal income tax purposes as a put option written by you (the "Put Option") that permits us to sell the Reference Asset to you at the Maturity Date for an amount equal to the Deposit (as defined below), and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as short-term debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Debt Instruments" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term debt instruments.

As described in the prospectus supplement under "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the 2.5625 per cent per quarter Quarterly Coupon Rate on the Notes among interest on the Deposit and Put Premium, [ ] percent constitutes interest on the Deposit and [ ] percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether the Reference Asset issuer would be treated as a United States real property holding corporation ("USRPHC"), as defined for U.S. federal income tax purposes. If the Reference Asset issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset issuer and consult your tax advisor regarding the possible consequences to you if the Reference Asset issuer is or becomes a USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Notes Linked to the Common Stock of Apple Inc. due March 12, 2012

September 7, 2011

FREE WRITING PROSPECTUS